UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and Investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Fist Assist Devices, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

California

Date of organization:

March 22, 2013

Physical address of issuer:

3060 E. Post, Suite 110
Las Vegas, Nevada 90120

Website of issuer:

www.fistassistdevices.com

Current number of employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$123,060.29	$268,107
Cash & Cash Equivalents	$11,216.55	$79,772
Accounts Receivable	($45,000)	($0)
Short-term Debt	$332,908.03	$150,541
Long-term debt	($0)	($0)
Revenues/Sales	($0)	$47,610
Cost of Goods Sold	$9,533.20	$25,813
Taxes Paid	($0)	($0)
Net Income	($479,532.92)	($473,494)

APRIL 10, 2023

FIST ASSIST DEVICES, LLC

FORM C-AR



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Fist Assist Devices, a California limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commissions or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuance to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.fistassistdevices.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CG (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/10/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORM C-AR

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate as of the date of the this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial, condition, results of operations, and prospects may have changed since the date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Fist Assist Devices, LLC (the "Company" or "Fist Assist") is a California limited liability company, formed on March 22, 2013.

The Company's physical address of operations is located at 3060 E. Post, Suite 110, Las Vegas, Nevada 89120.

The Company's website is www.fistassistdevices.com. The information available on or through our website is not a part of this Form C-AR.

Company Overview
Fist Assist is developing the FIST ASSIST medical device and launch global marketing efforts.

Funding will allow for:

- Initiation and finalization of global marketing and commercialization campaign in not only the Unites States but also Australia, New Zealand, Europe, and possibly Japan
- Development of FDA/regulatory clearance to expand indications for use for distribution of the device in the United States

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Tej M. Singh, M.D., MBA	Founder of Fist Assist Devices, LLC, Chief Executive Officer, and Manager	Founder of Fist Assist Devices, LLC - Chief Executive Officer, and Manager; Vascular Surgeon - Palo Alto Medical Foundation	Fist Assist - March 22, 2013-present; Palo Alto - March 2006-September 2022



Tej M. Singh, MD, MBA

Tej M. Singh has been privileged over the last 30 years to have researched arterial and venous adaptation to increased and decreased blood flow as a college student, medical student and vascular surgical resident. Distinctively, Tej has over 20 years career experience as the Founder and Chief of Vascular Surgery for three large multi-disciplinary vascular programs in Silicon Valley, California.

In addition to providing successful vascular surgical patient care, Dr. Singh has applied his research background and clinical expertise to vascular surgical innovation. Using his basic science knowledge and clinical expertise especially in renal care, Dr. Singh has developed a new novel, non-invasive, external, patented device to help increase arm circulation and eventually lead to significant vein dilation and efficient hemodialysis with improved arm fistula flow. His focus is now on development of his company, Fist Assist Devices, LLC, to help improve arm circulation to eventually assist in global arm vein dilation and improved arm vein health and optimize the role of blood vessels for arterio-venous fistula placement and maintenance in the end stage renal failure population. With successful clinical trials completed over the last few years, the external Fist Assist device is ready to provide important arm circulatory benefits for a variety of clinical needs to improve patient care in a cost-effective model.

Dr. Singh holds a B.A. in Biology from the University of Chicago and an M.D. from the Pritzker School of Medicine at the University of Chicago. He successfully completed his General and Vascular surgical training at Stanford University Medical Center with American Board of Surgery certification. He completed his MBA from Auburn University and has leadership certificates from the Graduate School of Business at Stanford and the Wharton School of Business. He is a licensed Medical Doctor in good standing in the State of California.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Fist Assist Devices, LLC, is an embodiment of the life work of Tej M. Singh, M.D., M.B.A. Dr. Singh's interest in arterial and vein dilation for many medical conditions started when he was a medical student at the University of Chicago from 1989 to 1993. As shown in Dr. Singh's full Curriculum Vitae for which

a separate link is provided, Dr. Singh has written scholarly articles, made many scientific presentations, and otherwise made significant contributions to blood vessel science for many years, dating as far back as a presentation on Early Arterial Adaptation to Increased Blood Flow Rate: The Arterio-Venous Fistula Model at the University of Chicago on January 7, 1991.



What became the Fist Assist mission started when, as a medical student, Dr. Singh was exposed to patients with vascular access difficulties. Dr. Singh observed that End Stage Renal Disease (ESRD) patients require large veins and effective functioning arm fistulas for eventual hemodialysis and intravenous (IV) access. However, there are significant costs, poor outcomes, and poor patient experiences when fistulas do not develop and veins do not enlarge, leaving patients with no control over or hope for the best outcomes for their individual medical care.

Dr. Singh always believed that there must be a better way to prepare veins for not only hemodialysis but also for any clinical indication calling for increased vein size and enhanced circulation. Based on this early interest, for his entire adult life Dr. Singh has pondered ways to develop medical devices that take the concepts of basic exercise and clinical science into consideration to advance clinical care.

Taking his scientific research background from Chicago to Stanford University Medical Center from 1993 to 2002 for his general and vascular surgery clinical training, Dr. Singh continued his interest in clinical vein and artery adaptation. This was complemented with an international vascular research fellowship at Akita University in Akita, Japan where further refinements of the research, clinical data, and device ideas were advanced with Japanese scientists.

Upon starting his vascular surgery practice in 2002 in Silicon Valley, California, Dr. Singh continued to encounter clinical issues in his ESRD patients due to poor vein dilation, causing Dr. Singh to reflect on his prior research while also processing new clinical data coming from Europe on the benefits of arm compression science. Realizing the need for a device to assist in arm vein care and dilation for many disease states, Dr. Singh designed a unique intermittent pressure device and in 2008 submitted his first Fist Assist patent application to the United States Patent and Trademark Office (the "USPTO"). This was followed by further device development and testing, including production of a successful prototype of the world's first pneumatic compression device intended to provide patients in need of arm vein dilation with a non-invasive, external alternative to accomplishing vein dilation clinical goals.

Dr Singh never rested: he continued to develop and improve the device. A second patent application

was filed by Dr. Singh on July 2, 2012, just before the first patent was granted by the USPTO on July 31, 2012.

Motivated by the grant of the first patent and prospects of receiving a second patent, on March 22, 2013 Dr. Singh organized Fist Assist Devices, LLC, a California limited liability company (the "Company"), to commercialize the patent rights in the product called the Fist Assist® Model FA-1 (sometimes referred to as the "Device").

As a result of continuing development efforts, Dr. Singh filed a third patent application with the USPTO on January 10, 2018, which was granted on March 9, 2021. A fourth USPTO patent application was filed on March 9, 2021, and that application is still pending.

In addition, Dr. Singh has pursued patent protection in Europe, Canada, Japan, and India as described in the section on Intellectual Property.

On April 8, 2013, Dr. Singh filed a trademark registration application with the USPTO to protect the trademark "FIST ASSIST" for a medical device, namely a vein dilator device for enlarging fistulas for dialysis (the "Mark"). The Mark was registered with the USPTO on January, 2017.

The Mark is also registered for use in the European Union until February, 2030.

Dr. Singh has granted the Company exclusive rights to all issued patents, patents pending, and potential patent improvements and continuations in part related to the Device, as well as all rights in the Mark, for the duration of their respective existence.

As development efforts continued, Dr. Singh knew that clinical proof of concept was required. In 2017, the initial clinical trials to determine feasibility of the Device commenced at MS Ramaiah Medical Center in Bangalore, India. The Bangalore clinical trials showed clinically significant vein dilation benefits in ESRD patients. Through presentations by Dr. Singh at medical conferences around the entire globe, the Device was soon recognized for its simplicity and benefit.

As the Company received more information from use of the Device, the Company continued to refine the product to make it suitable for manufacturing and distribution while simultaneously applying   for regulatory authorizations as required for distribution of the Device. For manufacturing, the Company engaged Alleva Medical Limited, Hong Kong, an experienced medical device manufacturer, where the Device is currently manufactured.

For India distribution, in 2019 the Company engaged Medifocus, an experienced medical device distribution company, and commenced distributing the Device for purposes of ESRD patient vein dilation and fistula manufacturing in India.

The Company then received clearance to distribute the Device for vein dilation and fistula maturation in the European Union (EU) in April, 2020, Canada (because of the EU registration), Australia (November,2020), and New Zealand (November, 2020).

After first considering sales of the Device on Amazon in the EU, the Company is engaged in active negotiations with an EU distributor. Execution of an EU distribution agreement is expected in the near term.

An Australian distributor, Regional Technology Systems, was engaged by the Company in February, 2022. Implementation of the Australia distribution plan is in process.

In the United States, regarding regulatory clearance for distribution, on June 17, 2021 the United States Food and Drug Administration (FDA) granted 510k authorization for distribution of the Device as an arm massager intended to temporarily relieve minor muscle aches and/or pains and temporarily increase circulation to the treated areas.

To date, the Company's marketing of the Device in the United States is limited to that indication for use. However, on December 13, 2021, the Company received a "Breakthrough Device" designation for the Fist Assist FA-1D device. This designation was granted specifically for use of the Device for pre-surgical vein dilation to allow for arteriovenous (AV) fistula creation in adult patients diagnosed with chronic renal failure. For this patient population, pre-operative assessment of the venous anatomy suggests that superficial arm vein and/or perforator vein size is inadequate for the creation of an AV fistula for hemodialysis. The breakthrough designation provides the Company an accelerated review of the Device through a "de novo" application.

For United States distribution the Company has engaged Airos Medical, Inc., an experienced medical device distribution company, to launch, support, and implement a marketing plan within the limits currently imposed by the FDA. The launch is currently in its initial phase.

While pursuing regulatory authorizations, the Company continues to refine Device technology (leading to the patent filings described above) and engage in clinical research to provide evidence of Device efficacy. Specifically, in 2021 the Company concluded the Fist Assist Clinical Trial (FACT) as a non-significant risk device for pre-surgery vein dilation in renal failure patients. The FACT started in 2019 at The University of Chicago and eventually added three more sites for successful completion. FACT confirmed that the Device has a positive role in vein dilation and was a material component of the FDA Breakthrough Designation.

The Company, after working diligently on intellectual property protection, regulatory authorizations, and development of distribution channels, is poised to launch global marketing efforts, and the capital raised in this crowdfunding will be dedicated to all of those purposes. The Company is developing a full-scale global commercialization plan that will use various channel strategies including direct to consumer, direct to business, and a large-scale social media/marketing campaign.

With proceeds from and as a part of the crowdfunding capital raise, the Company will implement a substantial global marketing campaign to increase awareness of the Device. For that purpose, the Company has engaged Digital Niche Agency to create marketing content for education, sales, awareness, and crowdfunding success. After the anticipated successful raise, the Company will use the funds for wider awareness, education-based marketing events to increase sales. This will involve more advanced media events including interviews, television ads, and promotional events in social and mainstream media.

International marketing strategies will be based in respective countries in compliance with all local rules and regulations. These strategies will be language sensitive and will carry the same theme as the United States marketing material, provided that the Company is able immediately to market the Device for vein dilation and AV fistula maturation outside of the United States but does not yet have FDA clearance

for that indication of use in the United States. Because of the need to customize marketing strategies for the international market, the Company will rely heavily on its distributors for advice and direction.

The Fist Assist FA-1 Device is the culmination of Dr. Singh's research and clinical work to develop a non- invasive, low cost, home wearable device to assist vein enhancement to improve the patient's journey through renal disease and infusion services. The Company's goal is to demonstrate that the Device   is a safe, cost-effective solution for the global need of arm vein care and dilation for many medical scenarios.

RISK FACTORS

An investment in our Class A Membership Interest Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Membership Interest Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or

other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We may be unable to enforce our intellectual property rights and protect against counterfeiting of our products.

Our success depends, in part, on our ability to obtain and enforce patents, protect trade secrets, and to conduct our business without infringing upon the proprietary rights of others. Consequently, the patent positions of medical device companies, including ours, can be uncertain and involve complex legal and factual questions. There can be no assurance that if claims of any of our licensed patents are challenged by one or more third parties, a court or patent authority ruling on such challenge will determine that our patent claims are valid and enforceable. If a third party is found to have rights covering products or processes used by us, we could be forced to cease using such products or processes, be subject to significant liabilities to such third party and/or be required to obtain license rights from such third party. Lawsuits involving patent claims are costly and could affect our results of operations, result in significant expense, and divert the attention of managerial and scientific personnel.

In addition, we do not know whether any of our licensed pending patent applications will result in the issuance of patents or, if patents are issued, whether they will be dominated by third-party patent rights, provide significant proprietary protection or commercial advantage or be circumvented, opposed, invalidated, rendered unenforceable or infringed by others.

Our intellectual property rights may be affected in ways that are difficult to anticipate at this time under the provisions of the America Invents Act enacted in 2011. This law includes a number of important changes to established practices, including transition to a first-to-file system, post-grant review for issued patents, and various procedural changes. The scope of these changes and the lack of experience with their practical implementation may result in uncertainty over the next few years.

Also, different countries have different procedures for obtaining patents and patents issued by different countries provide different degrees of protection against the use of a patented invention by others.

There can be no assurance that the issuance to us in one country of a patent covering an invention will be followed by the issuance in other countries of patents covering the same invention or that any judicial interpretation of the validity, enforceability, or scope of the claims in a patent issued in one country will be similar to or recognized by the judicial interpretation given to a corresponding patent issued in another country. The United States Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Specifically, two of the United States patents licensed to us for commercialization have been not been nationalized in any foreign jurisdiction, which may materially affect the Company's ability to enforce some patent rights in jurisdictions outside of the United States.

We also rely upon unpatented, proprietary and trade secret technology that we seek to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. Despite precautions taken by us, there can be no assurance that these agreements provide meaningful protection, that they will not be breached, that we would have adequate remedies for any such breach or that our proprietary and trade secret technologies will not otherwise become known to others or found to be non-proprietary.

We receive confidential and proprietary information from collaborators, prospective licensees and other third parties. In addition, we employ individuals who were previously employed at or engaged by other biotechnology or medical device companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees' former employers. Litigation may be necessary to defend against these claims, which can result in significant costs if we are found to have improperly used the confidential or proprietary information of others. Even if we are successful in defending against these claims, litigation could result in substantial costs and diversion of personnel and resources.

We also may be unable to prevent third parties from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, violating our proprietary rights or the proprietary rights of others.

We may be unable to obtain regulatory authorization to permit us to market and distribute our products for certain indications of use.
Our products can be used for many purposes related to vein dilation and circulation, but our products must be authorized for specific indications of use in each jurisdiction where the products are marketed. In all jurisdictions where we currently have marketing operations except the United States, our products can be marketed and distributed for vein dilation and fistula maturation as well as other indications for use. However, the United States Food and Drug Administration (FDA) has cleared our products only as a wearable massager that can increase arm circulation and relieve arm pain. There can be no assurance that we will ever be able to market and distribute the device for any other use, including vein dilation and fistula maturation, in the United States, which may have a material adverse effect on implementing our business plan and our profitability. Also, the FDA may raise objections to the manner in which our products are promoted in the United States.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a

public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.


Risks Related to the Securities


There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.
There is currently no public trading market for any Membership Interest Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

There may be state law restrictions on an Investor's ability to sell the Membership Interest Units.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption

from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws

of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, one individual beneficially owns 100% of outstanding Class A Voting Membership Interest Units of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Membership Interest Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $10,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OWNERSHIP AND CAPITAL STRUCTURE

Our capitalization as of April 10, 2023

Name of Holder	Class of Interests	Amount Outstanding	Percentage (%) of Interests Held	Percentage (%) of Voting Power
Tej M. Singh	Membership Units	10,000,000	100%	100%

Classes of Securities of the Company

The Company has 20,000,000 authorized Class A Voting Membership Interest Units and 0 authorized Preferred Membership Interest Units. As of the date of this Form C-AR, 10,000,000 Class A Voting Common Equity Membership Units were issued and outstanding in the Company. 100% of issued Units prior to the Offering are issued to Tej M. Singh, Founder and Chief Executive Officer of the Company.

Sales of additional Class A Units from the Company's authorized Units would dilute owners of common interests. Also, the Company may implement an incentive trust ownership plan under which unit options might be granted, which would dilute the existing owners.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Tej M. Singh.

INDEBTEDNESS

The Company has the following debt:

The Company has a $492,700.00 revolving line of credit loan with Bank of the West that accrues interest at the prime rate plus .75%. Currently the Company has a principal balance due on the line of credit loan in the amount of $460,000.00 which accrues interest at 4.75%.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Recent Tax Return Information

Fist Assist's 2022 business expenses were greater than its income. The Company reduced its taxable income based on its business losses.

OPERATIONS

Fist Assist Devices, LLC (the "Company"), is a medical device development company. The Company was formed in California as a limited liability company on March 22, 2013, and is headquartered in Las Vegas, Nevada.

Cash and Cash Equivalents

The Company maintains substantially all of its cash on deposit with a well-established and widely known bank.

Liquidity and Capital Resources

The current crowdfunding offering round was closed on December 31, 2022. The Target Offering Amount was not met, investment commitments were cancelled, and committed funds are in the process of being returned.

MATERIAL CHANGES AND OTHER INFORMATION

Trend and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent stepparent, grandparent, spouse or spouse equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Persons

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Officers and directors have participated as investors in the ownership of Class A Voting Membership Interest Units. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company currently has not conducted any other transactions with related persons since the beginning of the Company's current fiscal year.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS - please provide signed certification statement



March 12, 2023

Tej M. Singh, MD, MBA
CEO, Founder
Fist Assist Devices, LLC
3060 E. Post Road, Suite 110
Las Vegas, NV 89120
1-833-iDilate

"I, Dr. Tej Singh certify that:
(1) the financial statements of Fist Assist Devices, LLC included in this Form are true and complete in all material respects; and
(2) the tax return information of Fist Assist Devices, LLC included in this Form reflects accurately the information reported on the tax return for Fist Assist Devices, LLC filed for the fiscal year ended December 31, 2022

Dr. Singh
CEO, Founder

Fist Assist Devices, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Fist Assist Checking	11,216.65
Total Bank Accounts	**$11,216.65**
Accounts Receivable	
Accounts Receivable (A/R)	-45,000.00
Total Accounts Receivable	**$ -45,000.00**
Other Current Assets	
Inventory Asset	94,294.00
Patents	53,392.25
Total Other Current Assets	**$147,686.25**
Total Current Assets	**$113,902.90**
Fixed Assets	
Improvements	9,157.39
Total Fixed Assets	**$9,157.39**
TOTAL ASSETS	**$123,060.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Fist Assist Visa	25,311.03
Total Credit Cards	**$25,311.03**
Other Current Liabilities	
Amex (Working Capital)	0.00
AMEX Loan Payable	0.00
Bank of the West Loan (1)	0.00
Bank of the West Loan (2)	0.00
Bank of the West Loan (3)	307,597.00
Manufacturing & Development	0.00
Total Other Current Liabilities	**$307,597.00**
Total Current Liabilities	**$332,908.03**
Total Liabilities	**$332,908.03**
Equity	
Opening balance equity	-202,087.56

Fist Assist Devices, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Owner's investments	4,061,136.16
Equity	-263,712.12
Fist Assist Properties	-356,909.45
Owner's Capital	0.00
Total Owner's investments	**3,440,514.59**
Retained Earnings	-2,968,741.85
Net Income	-479,532.92
Total Equity	**$ -209,847.74**
TOTAL LIABILITIES AND EQUITY	**$123,060.29**

Fist Assist Devices, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Cost of goods sold	9,533.20
Total Cost of Goods Sold	**$9,533.20**
GROSS PROFIT	**$ -9,533.20**
Expenses	
Advertising & marketing	0.00
Intern	566.50
Marketing	44,716.59
Marketing Gifts	1,854.41
Trade Show	10,895.00
Video	8,257.85
Total Advertising & marketing	**66,290.35**
Business licenses	3,153.85
Commissions & fees	11,710.00
Contract labor	2,214.50
Crowdfunding	0.00
Advertising and Marketing	98,387.79
Bank	6,205.20
Legal and Accounting Fees	52,453.32
Total Crowdfunding	**157,046.31**
General business expenses	7,460.00
Bank fees & service charges	425.00
Memberships & subscriptions	106.50
Total General business expenses	**7,991.50**
Insurance	4,923.56
Interest paid	0.00
Business loan interest	9,020.59
Credit card interest	184.85
Total Interest paid	**9,205.44**
Legal & accounting services	0.00
Accounting fees	331.84
Legal fees	13,330.97
Total Legal & accounting services	**13,662.81**
Meals & Entertainment	2,431.14
Moving Expense	2,650.00

Fist Assist Devices, LLC

Profit and Loss

January - December 2022

	TOTAL
Office expenses	4,603.46
Printing & photocopying	100.00
Shipping & postage	1,135.49
Software & apps	3,891.50
Total Office expenses	**9,730.45**
Outside Services	0.00
Sales	6,350.00
Total Outside Services	**6,350.00**
Rent	0.00
Building Rent	58,500.00
Total Rent	**58,500.00**
Repairs & maintenance	21,178.93
Sales Commission	5,000.00
Supplies	1,526.23
Telecommunication	63.74
Travel	69.70
Airfare	8,112.80
Hotels	8,173.16
Parking	108.84
Taxis or shared rides	1,033.68
Travel Expense	2,443.79
Total Travel	**19,941.97**
Uncategorized Expense	0.00
Regulatory and Quality	19,097.71
Europe Regulatory	13,378.84
FDA Regulatory	640.00
FDA Trial	10,960.00
Regulatory & Quality	15,725.00
USA Regulatory	5,520.00
Total Regulatory and Quality	**65,321.55**
Total Uncategorized Expense	**65,321.55**
Utilities	786.12
Total Expenses	**$469,678.45**
NET OPERATING INCOME	**$ -479,211.65**
Other Income	
Test	1.84
Total Other Income	**$1.84**

Fist Assist Devices, LLC

Profit and Loss

January - December 2022

	TOTAL
Other Expenses	
Vehicle expenses	0.00
Parking & tolls	22.00
Vehicle gas & fuel	301.11
Total Vehicle expenses	**323.11**
Total Other Expenses	**$323.11**
NET OTHER INCOME	**$ -321.27**
NET INCOME	**$ -479,532.92**

EXHIBIT B: OPERATING AGREEMENT



FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF

FIST ASSIST DEVICES, L.L.C.

NOTICE:

THE MEMBERSHIP INTEREST UNITS IN FIST ASSIST DEVICES, L.L.C. (THE "UNITS") ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT AND ITS FINANCING DOCUMENTS. THE UNITS HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER (i) THE CALIFORNIA SECURITIES LAW, AS AMENDED (THE "CALIFORNIA SECURITIES ACT"), (ii) THE NEVADA UNIFORM SECURITIES ACT (THE "NEVADA SECURITIES ACT"), (iii) ANY OTHER STATE SECURITIES LAWS, OR (iv) THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL SECURITIES ACT"). NEITHER THE UNITS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED, OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT AND (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE CALIFORNIA SECURITIES ACT OR NEVADA SECURITIES ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER EITHER ACT; (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER ANY OTHER APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER SUCH SECURITIES LAWS; AND (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE FEDERAL ACT.

FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
FIST ASSIST DEVICES, L.L.C.

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") of **FIST ASSIST DEVICES, L.L.C.** (the "**Company**"), a California limited liability company authorized to do business in the State of Nevada, is made and entered into as of May 1, 2022 (the "**Effective Date**"), by and among the Members executing this Agreement as of the date hereof as described on **Schedule A** attached hereto and made a part hereof and each other Person who after the date hereof becomes a Member of the Company and a party to this Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of California by the filing of Articles of Organization with the California Secretary of State on January 28, 2021 (the "**Articles**") and is authorized to do business in the State of Nevada;

WHEREAS, prior to the Effective Date, the Company had one sole Member, Tej M. Singh, M.D., M.B.A., and was governed by single member limited liability company Operating Agreement entered into as of March 22, 2013 (the "**Original Operating Agreement**");

WHEREAS, the Company has resolved to seek additional investors as Members, which requires execution of this Agreement; and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing operation and management of the Company;

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth below, the parties agree as follows:

I. DEFINITIONS

When used in this Agreement, the following terms have the meanings set forth below:

1.1 "**Act**" means the California Revised Uniform Limited Liability Company Law, as amended from time to time (Cal. Civ. Code §§ 17701.01 – 17713.13).

1.2 "**Admission Date**" for a Member means the date a Person is admitted as a Member pursuant to **Section 8.14**.

1.3 "**Affiliate**" of a specified Person or entity means a Person or entity that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Person or entity specified. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such specified Person or entity, whether through ownership of voting securities, by contract, or otherwise.

1.4 "**Agreement**" means this First Amended and Restated Operating Agreement as amended from time to time.

1.5 "**Articles**" has the meaning set forth in the Recitals.

1.6   "**Assignee**" means a permitted transferee of Units or any successor to a Member by operation of law, who has not, in either case, been admitted as a substitute Member.

1.7   "**Available Cash Flow**" means all cash funds of the Company on hand at the end of each calendar quarter less: (a) provision for payment of all outstanding and unpaid current cash obligations of the Company at the end of such quarter (including those in dispute); (b) provision for reserves and working capital for reasonably anticipated cash expenses and contingencies (which may include debt service on Company loans and other credit facilities) as determined by the Manager in its sole discretion; (c) proceeds from the sale of the Units; and (d) Sale Proceeds.

1.8   "**Capital Account**" means, with respect to any Member, the capital account maintained by the Company for such Member in accordance with **Section 6.6** of the Agreement.

1.9   "**Capital Call**" has the meaning set forth in **Section 6.2** hereof.

1.10   "**Capital Call Percentage**" means a fraction, stated as a percentage, with the numerator equal to the number of Units held by each Member and the denominator equal to the number of issued Units..

1.11   "**Capital Contribution**" for any Member or transferee of such Member means all property, tangible or intangible, contributed by such Member to the capital of the Company.

1.12   "**Class A Member**" means each Person that owns Class A Units as described on **Schedule A**, which may be revised by the Manager from time to time to reflect changes in ownership of Class A Units without the necessity of formal amendment of this Agreement.

1.13   "**Class A Units**" means a voting, common Interest in the Company with the rights and obligations described in this Agreement. The Company may authorize the issuance of such Class A Units as the Manager may determine. As of the Effective Date, the Company has authorized the issuance of 20,000,000 Class A Units. The Company may increase the number of authorized Class A Units or create and authorize the issuance of other Unit classes as described herein.

1.14   "**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provisions of succeeding law in effect at such time.

1.15   "**Company**" has the meaning set forth in the first paragraph of this Agreement.

1.16   "**Company Percentage**" means a fraction, stated as a percentage, with the numerator equal to the total number of Units owned by each Member and the denominator equal to the total number of issued and outstanding Units.

1.17   "**Company Return**" means the U.S. Return of Partnership Income of the Company.

1.18   "**Company Value**" means the value of the Company determined by the Manager as described in **Section 10.8**.

1.19   "**Confidential Business Information**" has the meaning set forth in **Section 14.17** hereof.

1.20   "**Disability**" means inability or other failure of a Member or the Manager, as determined by the Manager, because of ill health, incapacity, or physical or mental impairment, to be able

to actively be engaged in the business of the Company for a period of at least sixty (60) consecutive business days during any twelve (12) consecutive calendar months during the term of this Agreement, for a total of at least ninety (90) business days during any twelve (12) consecutive calendar months during the term of this Agreement, whether consecutive or not, or (c) as evidenced by the Member or Manager receipt of benefits from a long term disability insurance policy.

1.21 **"Dr. Singh"** means Tej M. Singh, M.D., M.B.A.

1.22 "**Economic Interest**" means an interest owner in the capital, income, losses, credits, and other economic rights and interests of the Company, including the right of the owner of the interest to receive distributions from the Company, who has no voting or governance rights in the Company.

1.23 "**Effective Date**" has the meaning set forth in the first paragraph of this Agreement.

1.24 "**Fiscal Year**" means the calendar year.

1.25 "**Force Majeure**" has the meaning set forth in **Section 16.11** hereof.

1.26 "**GAAP**" means generally accepted accounting principles, as consistently applied by the Manager.

1.27 "**Interest**" means any membership interest in the Company as expressed in Units.

1.28 **"Majority in Interest"** means the vote of more than fifty percent (50%) of the Units eligible to vote on any matter.

1.29 "**Manager**" means the Person designated to manage the affairs of the Company under **Section 9.2** hereof. The initial Manager shall be Dr. Singh.

1.30 "**Member**" means each Person designated as a Member of the Company on **Schedule A** hereto, including Class A Members, or any other Person admitted as a Member of the Company in accordance with this Agreement or the Act. "**Members**" refers to such Persons as a group.

1.31 "**Net Income**" means net income (or loss), calculated in accordance with GAAP and shall not include extraordinary and nonrecurring items (and corresponding tax consequences) and income or loss attributable to discontinued operations.

1.32 "**Non-Contributing Member**" has the meaning set forth in **Section 6.2** hereof.

1.33 "**Partnership Representative**" means a "partnership representative" as described in Section 6223(a) of the Code and any comparable provisions of foreign, state, and local income tax laws who is appointed as described in **Section 12.3**.

1.34 "**Person**" means an individual, trust, estate, corporation, partnership, limited partnership, limited liability company, unincorporated association, or other entity or association.

1.35 "**Profits**" and "**Losses**" mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this **Section 1.35** shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-(1)(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this **Section 1.35** shall be subtracted from such taxable income or loss;

(c) If the book value of property is adjusted pursuant to Regulations Sections 1.704-1(b)(2)(iv)(f) or (e), such adjustment shall be taken into account as gain or loss from the disposition of an asset and, in lieu of depreciation as calculated for federal income tax purposes, subsequently such deductions shall be computed in accordance with Regulations Sections 1.704-1(b)(2)(iv)(g)(3) or 1.704-3(d)(2), as the case may be. Subsequent calculations of gain or loss resulting from the disposition of an asset for federal income tax purposes shall be computed by reference to its book value as reflected in Members' Capital Accounts rather than its adjusted tax basis;

(d) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's interest in accordance with Regulations Section 1.704-1(b)(2)(iv)(m)(4), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

(e) Any items which are specially allocated pursuant to **Section 8.3**, **Section 8.4**, **Section 8.5**, and **Section 8.6** hereof shall not be taken into account in computing Profits or Losses.

The amounts of items of Company income, gain, loss, and deduction available to be specifically allocated pursuant to **Section 8.3**, **Section 8.4**, **Section 8.5**, and **Section 8.6** hereof shall be determined by applying rules analogous to those set forth in Subparagraphs (a) through (e) above.

1.36 "**Regulations**" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.37 "**Regulatory Allocations**" has the meaning set forth in **Section 8.6** hereof.

1.38 "**Responsible Party**" has the meaning set forth in **Section 15.2** hereof.

1.39 "**Sale Proceeds**" means all proceeds of any sale, exchange, foreclosure, abandonment, financing, or refinancing of capital assets of the Company or from condemnation awards or casualty insurance claims, less applicable expenses and any debt paid or prepaid with the proceeds of or in connection with such transaction occurring outside the ordinary course of business.

1.40 "**Transfer**" (and its derivations) means any involuntary or voluntary sale, lease, pledge, assignment, grant of a security interest, subcontract, dividend, merger, consolidation, gift, or other disposition, direct or indirect, by operation of law or otherwise.

1.41 "**Unit**" means an interest as a Member in the capital and profit and losses of the Company. The Manager, in the Manager's sole discretion, may increase the number of Units in any class.

Units may be offered and sold in fractional increments. Units include Class A Units all other classes of Units.

II. ORGANIZATION

2.1 **Formation.** The Company was formed as a limited liability company under and pursuant to the Act by filing the Articles with the California Secretary of State and is authorized to do business in the State of Nevada. The parties desire to cause the Company to continue in effect in accordance with the terms of this Agreement. The Manager shall cause any amendments to the Articles to be filed of record and in such places as required by the Act to protect the status of the Company as a limited liability company under the Act and as otherwise required by law.

2.2 **Name.** The name of the Company is Fist Assist Devices, L.L.C. The business of the Company may be conducted under such other name as the Manager may determine.

III. PRINCIPAL PLACE OF BUSINESS

3.1 **Principal Place of Business.** The principal place of business of the Company is located at 3060 E. Post, Suite 110, Las Vegas, Nevada 89120 or at such other place as the Manager may from time to time designate.

3.2 **Registered Agent.** The Registered Agent of the Company is Dr. Singh at 3060 E. Post, Suite 110, Las Vegas, Nevada 89120, or such other agent designated by the Manager from time to time.

IV. BUSINESS

The business of the Company is to engage in research and development of medical devices for the purpose of vein and circulatory system health and wellness including and any and all activities necessary, proper, convenient, or advisable in connection therewith and or otherwise authorized under applicable law.

V. TERM

The Company's existence shall be perpetual unless terminated earlier pursuant to **Article XI** of this Agreement.

VI. CAPITAL CONTRIBUTION AND CAPITAL ACCOUNTS OF MEMBERS

6.1 **Capital Contribution of the Members.** The initial Capital Contributions made or to be made by the Members, if any, are described in the Company's records. The number and class of Units held by each of the Members as of the Effective Date is set forth on **Schedule A**, and the Manager may revise **Schedule A** from time to time to reflect changes in ownership of the Units without the necessity of formal amendment of this Agreement.

6.2 **Additional Capital Contributions.** If at any time the cash needs of the Company exceed the cash available to the Company to meet such needs as determined by the Manager, then the Company shall obtain the needed funds from any source or sources including, without limitation, loans from third parties, loans by the Members of the Company, issuance of additional Class A Units, issuance of additional classes of Units as described in **Section 14.14** below, and additional Capital Contributions by the Members; provided, however, that, except as expressly provided otherwise in **Section 6.3**, below,

no Member except Dr. Singh shall be obligated to make any Capital Contributions or provide monetary capital of any nature to the Company unless the Member agrees otherwise. Without limitation, the Company may require all Members to contribute additional capital to the Company in proportion to each Member's respective Capital Call Percentage ("**Capital Call**"). If any Member fails to contribute his, her, or its *pro rata* share of any Capital Call within ten (10) days of receipt of written notice from the Manager (a "**Non-Contributing Member**"), the contributing Members (each a "**Contributing Member**") may make the additional contribution that such Non-Contributing Member has failed to make in exchange for Units. The Contributing Members electing to make the additional contribution hereunder shall make such additional contribution in proportion to their respective Capital Call Percentages or in such other manner that the Manager may determine. Under such circumstances, the Manager shall adjust the Company Percentage and Unit ownership of the Members to the extent necessary in accordance with the following formula: Each Member's adjusted Units shall be determined by multiplying the total outstanding Units times each Member's adjusted Common Company Percentage. Each Member's adjusted Company Percentage shall be equal to the quotient of (a) the sum of (i) the fair market value of the Company, as determined by the Manager in good faith immediately prior to the applicable Capital Contribution, multiplied by each Member's Company Percentage at the time of the additional Capital Contribution, plus (ii) the amount, if any, of such Member's additional Capital Contribution actually contributed, divided by (b) the total fair market value of the Company, as determined by the Manager in good faith immediately after the applicable Capital Contribution. The formula described in this **Section 6.2** is summarized below for illustration purposes.

Adjusted Company Percentage =

(FMV Pre-contribution x Member's Company Percentage) + Member's additional Capital Contribution
FMV Pre-contribution + All additional Capital Contributions made pursuant to Capital Call

Adjusted Unit Ownership = Outstanding Units x Adjusted Company Percentage

The Manager is authorized to amend **Schedule A** to reflect the number of Units held by each Member in accordance with the terms of this **Section 6.2** without the necessity of formal amendment of this Agreement.

6.3   **Dr. Singh Additional Capital Obligation.** If the Company is unable to access sufficient debt or additional equity capital as described in **Section 6.2** and the Company is unable to pay its obligations as they become due, Dr. Singh shall provide the Company with either debt working capital, other debt that may be converted to Units of the Company, or additional equity capital from his personal and family sources as necessary for the Company to continue its operations through December 31, 2025. Dr. Singh may also individually guaranty commercial bank and other debt obligations as necessary to continue Company operations.

6.4   **Withdrawal of Capital Contributions.** No Member shall have the right to withdraw or reduce his, her, or its Capital Contribution without the prior written consent of the Manager. No Member shall have the right to demand or receive property other than cash in return for his, her, or its Capital Contribution, and no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to profits, losses, or distributions.

6.5   **Assessments and No Negative Capital Account Make-Up.** Other than as set forth in **Section 6.2** hereof, Members will not be subject to additional assessments for contributions to the capital of the Company. Notwithstanding anything to the contrary set forth elsewhere herein, no Member shall have an obligation to the Company, to the other Members, or to third parties to restore a negative Capital Account balance during the existence of the Company or upon the dissolution or termination of the Company.

6.6 **Creation and Maintenance of Capital Account.** The Company shall establish and maintain a Capital Account for each Member for the full term of the Company. The Capital Account shall be increased by such Member's Capital Contribution and allocations of Profits and items thereof to such Member and decreased by distributions and allocations of Losses and items thereof to such Member and otherwise maintained in accordance with the capital account maintenance rules of Regulations Section 1.704-1(b)(2)(iv). Upon occurrence of any of the events specified in Regulations Section 1.704-1(b)(2)(iv)(f)(5), the Partnership Representative in its sole discretion may require the Company to revalue all Company assets and adjust the Capital Accounts to reflect such revaluation if the Partnership Representative determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; further, all of the rules of Regulations Section 1.704-1(b)(2)(iv)(f) shall be complied with upon any such revaluation and Capital Account adjustment. If the Partnership Representative shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Partnership Representative may require the Company to make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Company shall make appropriate modifications required by the Partnership Representative in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

6.7 **Loans.** No loan to the Company by any Member pursuant to **Section 6.2** hereof shall increase or decrease the Capital Account or Interest of any Member, nor entitle such Member to an increase in such Member's share of the distributions of the Company, except for the repayment of the principal and interest on, and any other amounts payable in connection with such loan, provided that such loan may be convertible to Units. If at the time any funds are available for distribution to the Members such funds are not adequate to pay all Member loans in full, payment shall be made *pro rata* according to the outstanding balance of principal and interest on each loan.

VII. EXPENSES OF THE COMPANY

7.1 **Organizational and Offering Expenses.** All expenses incurred in connection with the formation of the Company and obtaining the Company's capital shall be paid by the Company.

7.2 **Arrangements With Affiliates.** The Company may enter into agreements with Affiliates of any Member, including, without limitation, the lease of space at the Company's principal place of business from Fist Assist Properties, LLC, an Affiliate of Dr. Singh, and may extend, renew, amend, or modify such agreements in any respect, provided such actions are commercially reasonable and generally on such terms not materially less favorable than could reasonably be obtained with an unaffiliated third Person.

VIII. ALLOCATION OF INCOME AND LOSS; CASH DISTRIBUTIONS

8.1 **Profits.** After giving effect to the special allocations set forth in **Sections 8.3** through and including **Section 8.8** for each Fiscal Year, Profits for each Fiscal Year shall be allocated as follows:

> **(a)** First, to the Members in proportion to and to the extent of the amount equal to the remainder, if any, of (i) the cumulative Losses allocated to each such Member (or such Member's predecessor in interest) pursuant to **Section 8.2(b)** for all prior Fiscal Years, over (ii) the cumulative Profits allocated to each such Member (or such Member's predecessor in interest) pursuant to this **Section 8.1 (a)** for all prior Fiscal Years.

> **(b)** Second, in accordance with the Members' Company Percentages.

8.2 **Losses.** After giving effect to the special allocations set forth in **Sections 8.3** through and including **Section 8.8** for each Fiscal Year, Losses for each Fiscal Year shall be allocated as follows:

(a) First, in accordance with the Members' Company Percentages.

(b) Second, the Losses allocated pursuant to **Section 8.2(a)** shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have a deficit balance in such Member's Capital Account at the end of any Fiscal Year except as allowed by Regulations Section 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitation shall be allocated to the other Members in proportion to the Members' Company Percentages in the manner described above.

8.3 **Compliance with Treasury Regulations.** The provisions of this **Article VIII** are intended to comply with Regulations Sections 1.704-1(b), 1.704-2, 1.704-3, and any successor Regulations, and shall be defined and interpreted consistently with this intention. The Partnership Representative shall make such special allocations determined necessary by the Partnership Representative for the allocations of income and loss to be respected for federal income tax purposes pursuant to Regulations Section 1.704-1(b) and 1.704-2. This **Article VIII** is specifically intended to comply with the "alternate test for economic effect" under Regulations Section 1.704-1(b)(2)(ii) and thus all of the requirements necessary to comply with such test, including a qualified income offset, are incorporated herein by reference. In addition, the provisions in Regulations Section 1.704-2 pertaining to minimum gain chargebacks and non-recourse deductions are incorporated herein by reference.

8.4 **Nonrecourse Deductions.** Nonrecourse Deductions (as such term is defined in Regulations Section 1.704-2(b)) shall be specially allocated to and among the Members in accordance with their Company Percentages in the manner described above.

8.5 **Gross Income Allocation.** If a Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is treated as being obligated to contribute subsequently to the capital of the Company as determined under Regulation Section 1.704-1(b)(2)(ii)(c), if any, and (ii) the amount such Member is deemed to be obligated to restore in accordance with the next to last sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specifically allocated items of Company income and gain in the amount of such excess as quickly as possible. An allocation made in accordance with this **Section 8.5** shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this **Article VIII** have been made.

8.6 **Corrective Allocations.** The allocations provided in **Sections 8.3**, **8.4**, and **8.5** above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations may be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this **Section 8.6**. Therefore, notwithstanding any other provision of this **Article VIII** (other than the Regulatory Allocations), the Partnership Representative may make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to **Sections 8.1**, **8.2**, **8.7**, and **8.8**, or as otherwise necessary to eliminate the economic distortions created by such Regulatory Allocations. In exercising its discretion under this **Section 8.6**, the Partnership Representative shall take into account future Regulatory Allocations under the minimum gain chargeback and partner minimum gain chargeback incorporated into this Agreement by **Section 8.3** that,

although not yet made, are likely to offset other Regulatory Allocations previously made under **Section 8.4** and under the allocation of partner nonrecourse debt incorporated herein by **Section 8.3**.

8.7 **Allocations in Event of Recharacterization or Imputed Interest Transactions.** If any otherwise deductible payment made by the Company to a Member or an Affiliate of a Member is recharacterized as a distribution from the Company, then the Member deemed to have received the distribution shall be allocated items of Company income or gain for such Fiscal Year (and, if necessary for subsequent Fiscal Years) in an amount equal to the distribution. In addition, if, pursuant to the Code or Regulations, a Member recognizes imputed interest income as a result of a transaction between such Member and the Company, such Member shall be allocated any related Company deduction for such imputed interest.

8.8 **Allocations Upon Liquidation.** After giving effect to any allocations required by **Sections 8.3**, **8.4**, **8.5**, **8.6**, and **8.7** upon the liquidation of the Company, all items of income, gain, loss, and deduction shall be allocated among the Members to cause the ending Capital Account balance of each Member to equal, as near as reasonably practicable, an amount equal to the distribution that is anticipated to be distributed to each such Member under **Sections 8.10** and **8.11**. Such allocations shall be made among the Members according to the following ratio: (a) the difference between each Member's Capital Account and the amount of the anticipated distribution under **Sections 8.10** and **8.11** over (b) the sum of such differences for all Members. Thereafter all remaining items of income, gain, loss, and deduction shall be allocated among the Members in accordance with their Company Percentages in the manner described above.

8.9 **Tax Allocations: Code Section 704(c).** Income, gain, loss, and deduction as computed for income tax purposes with respect to Company property subject to Code Section 704(c) shall be allocated in accordance with said Code Section and/or Regulations Section 1.704-1(b)(4)(i), as the case may be, using any reasonable method permitted under Regulations Section 1.704-3 that is selected by the Partnership Representative. Allocations pursuant to this **Section 8.9** are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits and Losses, other items, or distributions pursuant to any provision of this Agreement.

8.10 **Distributions of Available Cash Flow.** The Company shall distribute the Available Cash Flow to the Members in accordance with their Company Percentages allocated to the Class A Members, collectively, in accordance with each Member's respective Company Percentage. Such distributions shall be made in quarterly installments within forty-five (45) days after the end of each calendar quarter or at such other time or times as the Manager deems practicable. If a distribution is in connection with the liquidation of the Company, such distribution shall be made in accordance with **Section 11.2**.

8.11 **Distributions of Sale Proceeds.** The Company shall distribute any Sale Proceeds less provision for reserves and working capital for reasonably anticipated cash expenses and contingencies as determined by the Manager in its sole discretion allocated to the Members, collectively, in accordance with each Member's respective Company Percentage. Such distribution shall be made as soon after the receipt by the Company of Sale Proceeds as the Manager deems practicable. Notwithstanding anything to the contrary above, if the Company sells its assets for a combination of cash and notes, the Members shall be entitled to (a) their proportionate share of the remaining cash required to be distributed under this **Section 8.11**, and (b) an undivided interest in each note received by the Company and shall be paid their proportionate share of principal and interest on such notes as the purchaser pays such amounts. If a distribution of Sale Proceeds is in connection with the liquidation of the Company, such distribution shall be made in accordance with **Section 11.2**.

8.12   Consequences of Distributions. Upon the determination to distribute funds in any manner expressly provided in this **Article VIII** made in good faith, the Manager shall not incur any liability on account of such distribution, even though such distribution may have resulted in the Company retaining insufficient funds for the operation of its business, which insufficiency resulted in loss to the Company or necessitated the borrowing of funds by the Company.

8.13   Tax Credits. Tax credits for any Fiscal Year shall be allocated among the Members in accordance with the Members' Company Percentages in the manner described above. Such allocations shall not be taken into account in computing any Member's Capital Account balance.

8.14   Member Admission Date. A purchaser of Units shall become a Member (a) with respect to Units sold by the Company on the date that (i) his, her, or its Capital Contribution is received by the Company and (ii) the Manager accepts such purchaser's subscription or, (b) with respect to substitute Members purchasing Units in accordance with **Article X** hereof, on the date that the Manager consents in writing to such transfer of Units.

8.15   Allocation of Profits, Losses, and Distribution Regarding Units Transferred. If one or more Units are transferred or issued during any Fiscal Year of the Company, items of income, gain, loss, deduction, and credit attributable to such Units for such Fiscal Year shall be divided and allocated between the transferor and the transferee based on the time each such party was, according to the books and records of the Company, the owner of record of the Units transferred during the year in which the transfer or issuance occurs. For this purpose, the transferor shall be deemed not to be a Member as of the date the transfer actually occurs, and the transferee shall, for these purposes, be deemed to be a Member as of the like day. Distributions of Available Cash Flow in respect of Units shall be divided between the transferor and the transferee for the quarter in which such transfer occurs based on the time during such quarter each such party was, according to the books and records of the Company, the owner of record of the Units transferred during the period in which the transfer occurs. All other distributions by the Company shall be distributed to the Persons holding Units on the date of the distribution. As in the case of allocations, the transferor shall be deemed not to be a Member as of the date the transfer actually occurs, and the transferee shall, for these purposes, be deemed to be Member as of the like day. The Manager and the Company shall incur no liability for making distributions in accordance with the provisions of the preceding sentence regardless of whether the Manager or the Company has knowledge or notice of any transfer of ownership of any Units.

IX.   MANAGEMENT

9.1   Management of the Company. Unless otherwise required by applicable law and subject to the limitations described elsewhere herein, the business and affairs of the Company shall be managed by the Manager. The Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and assets of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Manager may receive compensation for performance of management services as a component part of the Manager's compensation arrangement with the Company, and, unless otherwise directed by the Manager, all reasonable costs and expenses incurred by the Manager in performance of the Manager's duties under this Agreement shall be operating expenses of the Company. The Manager has the power and authority to make all decisions on behalf of the Company except as expressly provided otherwise herein.

9.2   Appointment of Manager. The Company shall have one (1) Manager. The initial Manager shall be Dr. Singh, who shall continue to serve as the Manager until such time as Dr. Singh is no longer a Member of the Company, resigns, or becomes unable to continue due to death or Disability and

is replaced by a successor Manager. If Dr. Singh is unwilling or unable to serve as the Manager, the Members, by Majority in Interest vote of the Membership Interest Class A Units in the Company, shall elect a successor Manager, who shall serve until such the successor Manager resigns, becomes unable to continue due to death or Disability, or is replaced by a Majority in Interest vote of the Membership Interest Class A Units in the Company.

9.3   **Bank Accounts.** The Manager may from time to time open bank accounts in the name of the Company and shall designate the signatories thereon.

9.4   **Limitations on Authority.** Notwithstanding the rights provided in Section 9.1, above, and except as expressly otherwise provided in **Article XI**, below, without obtaining Majority in Interest vote of the Members, the Manager shall not have the authority to:

> **(a)**   Sell or transfer all or substantially all of the assets of the Company;

> **(b)**   Enter into a plan of merger in which the Company is not the surviving entity; or

> **(c)**   Dissolve the Company.

9.5   **Officers.**

> **(a)**   **Designation.** The Manager shall be the Chief Executive Officer of the Company and may be referred to as the Chief Executive Officer, President, or similar title. The Company may have such other officers with such duties and responsibilities as the Manager may determine and appoint from time to time. Any two (2) or more offices may be held by the same person. Officers need not be Members or residents of any specific state.

> **(b)**   **Term of Office.** Each officer shall hold office until the earlier of his or her death, Disability, removal, or resignation.

> **(c)**   **Removal and Resignation.** An officer serves at the pleasure of the Manager, and the Manager may remove an officer at any time with or without cause. The Manager may also eliminate any officer position at any time. The removal of an officer is without prejudice to the contractual rights of the officer, if any. Any officer may resign at any time and for any reason. In the event of a vacancy in any office because of death, resignation, or removal, the Manager shall appoint a successor to such office.

X.   TRANSFER OF UNITS

10.1   **In General.** Except as expressly provided otherwise elsewhere herein, a Member may not Transfer any or all of the Units owned by him, her, or it, or any interest in a Unit, unless he, she, or it complies with the following conditions:

> **(a)**   The Manager's consent, which may be withheld in the Manager's sole discretion, is required for the Transfer of a Unit or of an interest in a Unit. Without limitation, the Manager will not consent to any Transfer of any Unit or of an interest in a Unit or to the admission of any Person as a substitute Member if, in the Manager's opinion, such consent or substitution (i) would result in a violation of any applicable federal or state law pertaining to securities regulation or (ii) is not in the best interest of the Company in the Manager's sole discretion.

(b) The transferring Member and his, her, or its purchaser, assignee, or transferee must execute and deliver to the Manager such instruments of transfer and assignment with respect to such transaction as are in a form and substance satisfactory to the Manager.

(c) Such Member pays the Company a transfer fee that is sufficient to pay all reasonable expenses of the Company in connection with such transaction as determined by the Manager.

Any attempt to Transfer all or any part of a Member's Units that does not comply with the terms and conditions of this Agreement shall be void. If the Company is required to recognize a Transfer of all or any part of a Member's Units, the transferee of such Units shall have only those rights of an Assignee as described more fully in **Section 10.4** hereof and shall have no right to become a Member of the Company or to exercise the assigning Member's governance rights unless such Assignee is admitted as a substitute Member in accordance with **Section 10.3** of this Agreement.

10.2 **Transfers of Units to Another Member.** Notwithstanding anything to the contrary set forth elsewhere herein, a Member may transfer all or a portion of the Member's Units to another Member upon such terms and conditions as the Members may agree provided that the transfer is approved by the Manager in writing at the Manager's sole discretion. A Member who intends to sell all or a portion of the Member's Units to another Member shall provide the Company and the Manager with reasonable advance notice of the intended sale. The Manager will revise the Member Units and Company Percentages on **Schedule A** to record any such Unit transfer without the necessity of formal amendment of this Agreement.

10.3 **Substitute Members.** Except as expressly provided otherwise elsewhere herein, a purchaser, Assignee, or transferee of a Unit from a Member shall become a substitute Member within the meaning of the Act only if all of the requirements described in **Section 10.1** are satisfied as determined by the Manager.

10.4 **Rights of Assignees.** Except as otherwise provided in this Agreement, the only right that an Assignee shall have is an Economic Interest with respect to the Units held by the Assignee. The Assignee shall have no right to become a Member except as provided in **Section 10.3**. Any voting rights formerly incident to the Units held by an Assignee shall lapse unless and until the Assignee is admitted as a substitute Member under **Section 10.3**, and all computations of voting power for matters reserved to the Members shall be made only with respect to the Units held by Members.

10.5 **Transfers Upon Disability or Death.** Upon the Disability or death of any Member, the guardian or representative of the Member's estate shall elect either (a) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion or (b) have the Company purchase from the deceased Member's estate all of the deceased Member's Units which the estate owns in the Company. Such election shall be made within ninety (90) days after such Disability or the appointment of the personal representative for the estate. In the event of a purchase of the Disabled or deceased Member's Units in accordance with this **Section 10.5**, the purchase price shall be the Company Value of the Units. The terms and conditions for payment of the purchase price shall be either (i) as agreed by the parties or, if the parties cannot agree, (ii) twenty five percent (25%) cash payment and a promissory note for the balance due in monthly payments over a two (2) year period bearing interest at the applicable federal rate.

10.6 **Involuntary Lifetime Transfers.** A Member shall immediately notify the Company and the Manager upon becoming aware of facts that would reasonably lead the Member to believe that a

court ordered transfer or sale of all or any portion of the Member's Units in the Company ("Affected Units") is foreseeable or likely, including, without limitation, a court ordered transfer incident to any divorce or marital property settlement or pursuant to applicable community property, quasi-community property, or similar state law; or pursuant to any seizure by a creditor or under any provision of the United States Bankruptcy Code. Such notice shall describe the facts related to the anticipated court order and the Affected Units expected to be subject thereto. In the event of such notice, the Company shall have the right and option to purchase the Affected Units at Company Value as defined herein. If the Company does not elect to purchase the Affected Units, the Manager shall have the right and option to purchase the Affected Units. If both the Company and the Manager elect not to purchase the Affected Units, the other Members shall have the right and option to purchase the affected Units in proportion to the respective Company Percentages of the Members who notify the Company in writing of their election to purchase the Affected Units. If either the Company, the Manager, or the other Members elect to purchase the Affected Units, The terms and conditions for payment of the purchase price shall be either (a) as agreed by the parties or, if the parties cannot agree, (b) twenty five percent (25%) cash payment and a promissory note for the balance due in monthly payments over a two (2) year period bearing interest at the applicable federal rate.

10.7   **Expulsion of a Member.** The Manager may expel a Member for any act constituting a breach of fiduciary duty to the Company, gross negligence, fraud, criminal conduct, or any action or inaction that the Manager determines in the Manager's sole discretion either harms the goodwill or reputation of the Company or is not in the Company's best interests. In the event of a Member expulsion, the Company shall either purchase the Units of the expelled Member or permit the Manager or the other Members to purchase the Units of the expelled Member in the same manner as described in **Section 10.7**, provided that, in any event, the expelled Member's Units shall be repurchased. The terms and conditions for payment of the purchase price shall be either (a) as agreed by the parties or, if the parties cannot agree, (b) twenty five percent (25%) cash payment and a promissory note for the balance due in monthly payments over a two (2) year period bearing interest at the applicable federal rate.

10.8   **Company Value.** The Manager will use the Manager's best efforts to determine the value of one hundred percent (100%) of the issued and outstanding Units for the current Fiscal Year (the "**Company Value**") within sixty (60) days following the end of each Fiscal Year. In the Manager fails to timely provide an updated Company Value, the last determined Company Value shall remain in effect until the Company Value is updated. The Manager may use such additional information as the Manager may deem necessary to determine the Company Value.

10.9   **Drag Along Rights.** If Members holding a Majority in Interest of the outstanding Units (in such capacity, the "**Dragging Parties**") receive a *bona fide* offer from a Person other than a Member or an Affiliate of a Member (a "**Third Party**") to purchase (other than in an initial public offering) at least a majority of the Company's Units (a "**Third Party Offer**") and such Third Party Offer is accepted by the Dragging Parties, then each of the other Members hereby agrees that, if requested by the Dragging Parties, the Members will Transfer to such Third Party on substantially the same terms and conditions (including, without limitation, time of payment and form of consideration) as to be paid and given to the Dragging Parties, the number of Units equal to the number of Units owned by it multiplied by the percentage of the then outstanding Units to which the Third Party Offer is applicable.

10.10   **Issuance of Replacement Units.** If the Company purchases the Units of any Member, such Units shall not cease to exist but shall remain available for the Company to resell. During the period after such Units are purchased by the Company and until they are resold, such Units shall not be deemed to be outstanding under this Agreement for any purposes (including voting, receipt of distributions, or any other right provided to Members under this Agreement).

10.11   No Dissolution or Termination. The admission, addition, removal, withdrawal, substitution, or bankruptcy of any Member shall not dissolve or terminate the Company or otherwise be treated as a change of ownership or the formation of a new limited liability company. No Member shall have the right to have the Company dissolved or to have his, her, or its Capital Contribution returned except as provided in this Agreement.

XI.   DISSOLUTION AND WINDING UP OF THE COMPANY

11.1   Dissolution of the Company. The Company will be dissolved upon the following events:

    (a)   All or substantially all of the assets of the Company are sold, exchanged, or otherwise transferred (unless a majority of the Members have elected to continue the business of the Company, in which event the Company will continue until the Members elect to dissolve the Company);

    (b)   As determined by the Majority in Interest vote of the Members;

    (c)   The entry of a final judgment, order, or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal;

    (d)   The determination by the Manager that state or federal regulations or laws, or any legal developments thereunder, as applied to the Company or to the Units of the Members, would adversely affect (or potentially adversely affect), in a manner deemed substantial by the Manager, the operations of the Company or the Members;

    (e)   The entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act.

11.2   Winding Up of the Company. Upon the dissolution of the Company, the Manager shall take full account of the Company's assets and liabilities, and the assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed as provided in the Act and this Agreement; provided, however, that after payment of or creating adequate reserves to provide for all Company debts, obligations, and liabilities, the remaining Company assets, notwithstanding anything contained in this Agreement to the contrary, shall be distributed to the Members in accordance with their ending positive Capital Account balances after all allocations and any other Capital Account adjustments for the Fiscal Year are made. All Company assets shall be distributed by the later of (a) the last day of the tax year of the liquidation as defined in Regulations Section 1.704-1(b) or (b) ninety (90) days after the liquidation; provided, however, if the Company creates reserves or holds installment obligations owed to Company, such amounts will be distributed as soon as practicable and in proportion to the Members' ending positive Capital Account balances.

XII.   BOOKS OF ACCOUNT, ACCOUNTING, REPORTS, AND TAX ELECTION

12.1   Books of Account. The Company's books and records (including a current list of the names and addresses of all Members) and an executed copy of this Agreement, as currently in effect, shall be maintained at the principal office of the Company, and each Member shall have access thereto at all reasonable times. The books and records shall be kept by the Manager using an appropriate method of accounting consistently applied and shall reflect all Company transactions and be appropriate and

adequate for the Company's business. The Manager shall also keep adequate federal income tax records using an appropriate method of accounting applied on a consistent basis.

12.2 **Financial Reports.** As soon as reasonably practicable after the end of each Fiscal Year, but not later than March 31 of the next succeeding year, an unaudited balance sheet of the Company as of the last day of such Fiscal Year and unaudited statements of income or loss of the Company for such year shall be made available to each Member. In addition, the Company will make available to the Members unaudited quarterly summaries of its operations. All such financial statements shall be prepared on an accrual basis of accounting in accordance with GAAP, consistently applied. The Company shall also furnish to each Member not later than March 31 of each year whatever information may be necessary for Members to file their federal income tax returns. The Company will also make available to each Member upon request a copy or summary of all federal, state and/or local tax returns which are filed by the Company. The Company will make available to the Members any audited balance sheet of the Company if one has been prepared.

12.3 **Partnership Representative.** The Partnership Representative of the Company pursuant to Code Section 6223 shall be a Member or other Person with a substantial presence in the United States designated from time to time by the Manager. The initial Partnership Representative is Dr. Singh. The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company which may be permitted or required by the applicable provisions of the Code or Treasury Regulations issued thereunder, provided that the Partnership Representative may file suit only with the approval of the Manager. The Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to Internal Revenue Service partnership audit proceedings) and in any tax proceedings brought by other taxing authorities, and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall be reimbursed by the Company for all expenses incurred in connection with all examinations of the Company's affairs by tax authorities, including resulting proceedings, and is authorized to expend Company funds for professional services and costs associated therewith. If an audit results in an imputed underpayment by the Company as determined under Code Section 6225, the Partnership Representative, with the approval of the Manager, may make the election under Code Section 6226(a) within forty-five (45) days after the date of the notice of final partnership adjustment in the manner provided by the Internal Revenue Service. If such an election is made, the Company shall furnish to each Member of the Company for the year under audit a statement reflecting the Member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Code Section 6226(b) and shall be liable for any related interest, penalty, addition to tax, or additional amount.

12.4 **Tax Election.** Upon the transfer of an interest in the Company or in the event of a distribution of the Company's property, the Company may, but is not required to, elect pursuant to Code Section 754 to adjust the basis of the Company's property as allowed by Sections 734(b) and 743(b) thereof. The Partnership Representative shall have the sole authority and discretion to make such an election. There shall be no requirement that the Partnership Representative make such an election.

12.5 **Tax Returns.** The Partnership Representative shall, for each Fiscal Year, file on behalf of the Company with the Internal Revenue Service a Company Return within the time prescribed by law (including any extensions) for such filing. The Partnership Representative shall also file on behalf of the Company such state and local income tax returns as may be required by law.

XIII.   POWER OF ATTORNEY

13.1   **Appointment of Attorney-in-Fact.** Each Member hereby makes, constitutes, and appoints the Manager and any officer of the Company, with full power of substitution and re-substitution, his, her, or its agent and attorney-in-fact to file for record, and to sign, execute, certify, and acknowledge, any instrument which may be required of the Company or of the Members by law, including, but not limited to, amendments to or cancellations of this Agreement, including any amendments necessary to substitute or add a Member or a Manager pursuant to this Agreement or of the Articles. Each Member authorizes such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with the foregoing, hereby giving such attorney-in-fact full power and authority to act to the same extent as if such Member were personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Notwithstanding anything to the contrary, the foregoing power of attorney does not authorize or empower any Manager to take any action that would otherwise require the approval of the Members.

13.2   **Effect of Power.** The power of attorney granted pursuant to **Section 13.1** of this Agreement:

>   **(a)**   Is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, dissolution, insanity, or incapacity of the granting Member;

>   **(b)**   May be exercised by such attorney-in-fact for each Member by listing all of the Members executing any agreement, certificate, instrument, or document with the single signature of such attorney-in-fact as attorney-in-fact for all of them; and

>   **(c)**   Shall survive the delivery of an assignment by a Member of the whole or a portion of his interest in the Company, except that when the purchaser, transferee, or assignee thereof is to be admitted as a substitute Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any agreement, certificate, instrument, or document necessary to effect such substitution.

XIV.   MEMBERS

14.1   **Limited Liability.** A Member shall not be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company, except as provided in the Act or as otherwise provided by applicable law.

14.2   **Role of Members.** Except as otherwise provided in this Agreement, no Member shall take part in or interfere in any manner with the conduct or control of the business of the Company and shall have no right or authority to act for or bind the Company.

14.3   **Withdrawal From Company.** No Member has a right to resign or withdraw from the Company prior to the dissolution and winding up of the Company

14.4   **Liens and Encumbrances.** Unless otherwise expressly approved in writing by the Manager, no Member may pledge, grant a lien or security interest in, or otherwise encumber any Membership Interest Unit.

14.5   **Meetings and Means of Member Voting.** Meetings of the Members may be called by the Manager or the Class A Members whose aggregate Company Percentage equals or exceeds fifty

percent (50%). The call for any meeting called under this **Section 14.5** shall state the nature of the business to be transacted. Notice of any such meeting shall be delivered to the Members by the Manager in the manner prescribed in **Section 16.1** not fewer than five (5) days and not more than sixty (60) days before the date of the meeting. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except when a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Members may vote in person or by proxy at any such meeting. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members or may be given in writing. For purposes of obtaining a written vote, the Manager may require response within a specified time, but not less than thirty (30) days from the date notice is deemed to have been given, and failure to respond shall constitute a vote which is consistent with the Manager's recommendation with respect to the proposal. Meetings of the Members will be held at the Company's principal place of business, such other reasonable location designated by the Manager or Members calling the meeting, or as otherwise described herein. The Manager, if present, will chair the meeting and, if not present, the Person designated by the Manager will chair the meeting. At meetings of the Members, business will be transacted in the order determined by the chair of the meeting. The Person chairing the meeting will appoint a person to act as secretary of the meeting and, in that capacity, to take and prepare minutes of the meeting, which will be placed in the minute book of the Company upon approval by a Majority in Interest. Subject to the Act, the Articles, or this Agreement, the Members may participate in and hold a meeting by means of a conference telephone or similar communications equipment, or another suitable electronic communication system (including videoconferencing or the Internet), or any combination, if the telephone or other system permits each Person participating in the meeting to communicate with all other Persons participating in the meeting, provided that the Manager may impose restrictions on how questions and comments are presented by the Members at any meeting of the Members; and participation in such meeting constitutes attendance and presence in person at that meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

> 14.6   **Annual Meetings of Members.** It is the intent of the Members that a meeting of the Members be held at least once each Fiscal Year and as soon as practicable after the preparation and delivery of the financial statements for the immediately preceding Fiscal Year, provided that failure to hold an annual meeting shall not constitute a breach of this Agreement.

> 14.7   **Record Date.** The date on which notice of a meeting is deemed to be given under this Agreement will be the record date for the purpose of determining Members entitled to notice of, or to vote at, any meeting of the Members, and the Common Company Percentages of the Members. The determination of Members entitled to vote at any meeting of the Members will also apply to any adjournment of that meeting.

> 14.8   **Quorum.** A Majority in Interest entitled to participate in a meeting, present in person or represented by proxy, constitutes a quorum. If a quorum is not present at a properly noticed meeting, Members representing the majority of the Common Company Percentages present entitled to vote, in person or by proxy, may adjourn the meeting to another time and place not exceeding sixty (60) days from the date of the meeting at which a quorum failed to appear without notice if the time and place are announced at the adjourned meeting. If the adjournment is for more than sixty (60) days, notice must be given as provided in this Agreement to all Members entitled to participate in the meeting, and the Members of record must be determined as of the date of the notice.

> 14.9   **Voting; Proxies.** Each Member entitled to participate in a meeting will have a number of votes equal to its number of Units owned. A Member may vote in person or by a written proxy, in a form acceptable to the Manager, given to a Member or other Person. Any proxy must be filed

with the Manager before or at the time of its exercise. Each proxy will expire eleven (11) months after the date of its execution and, if no date of the proxy is stated on it, then that proxy will be presumed to have been executed on the date of the meeting at which it is first filed. Each proxy will be revocable unless it is expressly irrevocable on its face or unless otherwise made irrevocable by law. A withdrawn Member may not vote, nor may the withdrawn Member's Interest be considered outstanding for purposes of determining the existence of a quorum or a Majority in Interest of the Members for the purpose of any vote.

14.10   Action Without a Meeting. The Members may take any action permitted or required to be taken at a meeting without a meeting if: (a) all the Members entitled to vote on the matter are given notice of the proposed action and an explanation of the proposed action; and (b) the percentage or number of Members required to take or approve the action consent to the action in writing. Action taken by written consent under this **Section 14.10** will be effective on the date that percentage or number of Members required to take or approve the action give their written consent, unless the consent specifies a different effective date. The record date for determining Members required to consent to an action will be the date notice of the proposed written consent is given to the Members. Any written consent sought from the Members may be obtained by any Member soliciting the written consent.

14.11   Means of Written Communication. Electronic communications, such as facsimile transmissions and emails, shall be sufficient for meeting the requirement of written communication or confirmation under this Agreement.

14.12   Information. In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated.

14.13   Member Voting Rights. Except as otherwise required by the Act, this Agreement does not grant to any Member the right to vote upon any matter not specifically provided for in this Agreement. The Manager of the Company has the complete right and power to control all management functions and decisions of the business and affairs of the Company.

14.14   Additional Classes of Membership Interests; Dilution. The Company may amend this Agreement to authorize and issue additional Membership Interest classes with such rights, including voting rights, as the Manager may authorize, which may dilute any Member's Economic Interest or voting rights. The Company may also implement a Unit ownership incentive plan and grant Unit ownership options as determined by the Manager, which may also dilute any Member's Economic Interest or voting rights.

14.15   Admission of Additional Members. The Company may admit additional Members upon terms determined by the Manager. Each approved additional Member shall (a) agree to be subject to the terms and conditions of this Agreement as it may be amended from time to time, (b) pay any additional capital that the Manager may require such additional Class A Member to contribute, and (c) satisfy such other terms and condition as the Manager may determine.

14.16   Member Investment Representations and Warranties. Each Member's Membership Interest is contingent upon the Member hereby representing and warranting to the Company and the other Members that:

(a)   The Member has been advised that the Member's Membership Interest is not registered under the California Securities Act, the Nevada Securities Act, any other state securities act and is not being registered under the Federal Securities Act;

(b)   The Member has had, prior to acquisition of the Member's Membership Interest in the Company, access to all information regarding the business and affairs of the Company as the Member has desired;

(c)   The Member has been informed that under the California Securities Act, Nevada Securities Act, and Federal Act such Membership Interest may be sold or transferred only if it is subsequently registered under the California Securities Act, Nevada Securities Act, or Federal Act or an exemption from registration is available with respect to the proposed transfer or disposition of such Membership Interest;

(d)   The Member has been informed, and does hereby acknowledge, that any sale, transfer, or other disposition of the Member's Membership Interest in the Company must comply with the requirements set forth in this Agreement;

(e)   The Member is acquiring his or her Membership Interest in the Company for his or her own account and for investment purposes only, and not with a view to, or for resale in connection with, any distribution within the meaning of the California Securities Act, Nevada Securities Act, and Federal Securities Act, and the Member does not intend to divide his or her interest with others or to resell, assign, or otherwise dispose of all or any portion of his or her Membership Interest in the Company;

(f)   The Member is aware that the Company is under no obligation whatsoever to register his or her Membership Interest in the Company or take any other action necessary in order to make compliance with an exemption from registration available;

(g)   The Member is aware that investment in the Company is speculative, involves a high degree of risk, and is suitable only for investors of substantial financial means who have no need for liquidity and who can afford to lose their entire investment in the Company;

(h)   The Member is capable of bearing the economic risks of investment in the Company;

(i)   The Member's investments in businesses and ventures similar to the Company are reasonable in amount in relation to the Member's net worth;

(j)   The Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of investment in the Company;

(k)   Representatives of the Company communicated with the Member, and the Member had an opportunity to ask questions and receive answers about the Company and to obtain all additional information desired for the purpose of verifying information set forth in this Agreement; and

(l)   The Member has been informed that an appropriate legend reflecting the fact that the offer and sale of the Member's Membership Interest in the Company has not been registered under the California Securities Act, Nevada Securities Act, Federal Securities Act, or any state securities laws, and reflecting the restrictions imposed upon the sale, transfer, or other disposition of its interest in the Company, is set forth on the first page of this Agreement.

14.17 **Confidentiality.** Each Member shall to keep secret and confidential, all information acquired relating to the following (all such information being hereinafter referred to as "**Confidential Business Information**"): (a) the financial condition and other information relating to the business of the Company, including, without limitation, its rates for services, its operations and contracts, and its business plans and arrangements; (b) the systems, products, plans, services, marketing, sales, administration and management procedures, trade relations or practices, techniques, and practices heretofore or hereafter acquired, developed, and used by the Company; and (c) in connection with the Company's customers, suppliers, vendors, lenders, and independent contractors, the provisions and terms of any agreements or proposed agreements between the Company and any of such individuals or entities. No Member shall at any time disclose any such Confidential Business Information to any Person, firm, corporation, association or other entity, or use the same in any manner other than in connection with operating the business and affairs of the Company; provided, however, a Member may disclose Confidential Business Information to a *bona fide*, potential third-party purchaser of any Interest in the Company, if the purchase is to be made in accordance with any applicable provisions hereof and if such third party has executed a confidentiality agreement acceptable to the Manager pursuant to which such third party has agreed to keep the Confidential Business Information strictly confidential. Subject to the foregoing, no Member shall under any circumstances use Confidential Business Information in any way the Manager reasonably believes is detrimental to the Company. Notwithstanding the foregoing, the term "**Confidential Business Information**" shall not include the following: any information which was independently developed by a party without the use of the Confidential Business Information; any information which is or becomes available in the public domain during the term of this Agreement other than through a breach of this Agreement or other agreement with the Company; any information which is ordered to be released by requirement of a governmental agency or court of law; any information provided to a party's professional advisers (including attorneys and accountants); and any information independently made lawfully available to a party as a matter of right by a third party. Each Member agrees that these confidentiality covenants shall apply while a Person is a Member and also at all times thereafter.

XV.   MANAGER AND OFFICER LIABILITY

15.1 **Liability of the Manager to the Members and the Company.** The Manager shall not be required to devote all of the Manager's time or business efforts to the affairs of the Company but shall devote so much time and attention to the Company as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company. The Manager shall not be liable to the Members because any taxing authorities disallow or adjust any deductions, allocations, or credits in the Company Returns. Furthermore, the Manager shall not have any personal liability for the repayment of Capital Contributions of the Members, it being expressly understood that any such return shall be made solely from Company assets. No amendment of this **Section 15.1** shall be binding on any Person or change the rights of such Person hereunder who is or was a Manager without such Person's approval.

15.2 **Officer Standard of Conduct.** An officer shall discharge the duties of an office in good faith, in a manner the officer reasonably believes to be in the best interests of the Company, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. In discharging his or her duties, an officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by one or more officers or employees of the Company whom the officer reasonably believes to be reliable and competent in the matters presented or legal counsel, public accountants, or other Persons as to matters the officer reasonably believes are within the Person's professional or expert competence. An officer is not acting in good faith if he or she has actual knowledge concerning the matter in question that makes reliance otherwise permitted unwarranted. An officer is not liable for action taken as an officer, or any failure to take any action if he or she performed the duties of his or her office in compliance with this

subsection. A Person exercising the principal functions of an office or to whom some or all of the duties and powers of an office are delegated is considered an officer for purposes of this **Section 15.2**.

15.3   **Exculpation.** Neither the Manager nor any officer of the Company (each a "**Responsible Party**"), shall be liable, responsible, or accountable in damages or otherwise to the Company or any Members for any action taken or failure to act (even if such action or failure to act constituted the gross negligence of such Responsible Party) on behalf of the Company within the scope of the authority conferred on or permitted to any such Responsible Party by this Agreement or by law, unless such act or omission was performed or omitted fraudulently, with gross negligence, or as an act of willful misconduct. The provisions of this Agreement, to the extent that they expand, restrict, or eliminate the duties and liabilities of any Responsible Party otherwise existing at law or in equity, are agreed by the Members to expand, restrict, or eliminate to that extent such other duties and liabilities of such Responsible Party to the fullest extent permitted by applicable law. A Responsible Party will not be liable to the Company or any Members for breach of contract or breach of duties (including fiduciary duties) of such Responsible Party, except that nothing herein will limit or eliminate any liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. However, in no event will any Responsible Party be liable to the Company or any other Members for any breach of fiduciary duty or implied contractual covenant of good faith and fair dealing, to the extent arising hereunder, for such Responsible Party's good faith reliance on the provisions of this Agreement.

15.4   **Indemnification.** The Company shall indemnify and hold harmless to the fullest extent permitted by law each Responsible Party from and against any loss, expense, damage, or injury suffered or sustained by it by reason of any acts, omissions, or alleged acts or omissions arising out of its activities on behalf of the Company or in furtherance of the interests of the Company, including, but not limited to, any judgment, award, settlement, attorney's fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, if the acts, omissions, or alleged acts or omissions upon which such actual or threatened action, proceeding, or claim are based were for a purpose reasonably believed by the Responsible Party to be in, or not opposed to, the interests of the Company and were not performed or omitted fraudulently, with gross negligence, or as an act of willful misconduct, and were not in violation of the express terms of this Agreement. In no event will any Member be required to make any contribution to the Company that may be necessary for the Company to satisfy its indemnity obligation hereunder. No amendment of this **Section 15.4** shall be binding on any Person or change the rights of such Person hereunder who is or was a Manager without such Person's approval.

XVI.   MISCELLANEOUS

16.1   **Notices.** Except as otherwise provided in this Agreement, any notice, payment, demand, request or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be duly given by the applicable party if given to the applicable party at its address set forth below:

   (a)   If to the Company:

   Fist Assist Devices, LLC
   3060 E. Post, Suite 110
   Las Vegas, Nevada 89120
   tsingh@fistassistdevices.com

   Attention: Manager

or to such other address as the Manager may from time to time specify by written notice to the Members; and

(b)   If to a Member, at such Member's physical address or email address set forth in the Company records, or to such other address as such Member may from time to time specify by written notice to the Manager.

(c)   Any such notice shall, for all purposes, be deemed to be given and received:

(i)   if by hand, when delivered;

(ii)   if by email, on the date that the email is received; *provided however* if the time of deemed receipt of such notice is not before 5:30 p.m. local time at the address of the recipient, then notice shall be deemed to be received the next day;

(iii)   if given by nationally recognized and reputable overnight delivery service, the business day on which the notice is actually received by the party; or

(iv)   if given by certified mail, return receipt requested, postage prepaid, three business days after posted with the United States Postal Service.

16.2   **Section Captions.** Section and other captions contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

16.3   **Severability.** Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

16.4   **Right to Rely Upon the Authority of the Manager.** No Person dealing with the Manager shall be required to determine its authority to make any commitment or undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of its authority. In addition, no purchaser of any property of the Company shall be required to determine the sole and exclusive authority of the Manager to sign and deliver on behalf of the Company any instrument of transfer, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith, unless such purchasers shall have received written notice from the Company affecting the same.

16.5   **Governing Law.** The laws of the State of Nevada shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto, without giving effect to any conflicts-of-law provisions.

16.6   **Waiver of Action for Partition.** Each Member irrevocably waives during the term of the Company and during the period of its liquidation following any dissolution any right to maintain any action for partition with respect to any of the assets of the Company.

16.7   **Counterpart Execution.** This Agreement may be executed in one or more counterparts all of which together shall constitute one and the same Agreement. Electronically delivered signature pages shall be treated as originals.

16.8 **Parties in Interest.** Except as otherwise provided in this Agreement, this Agreement shall be binding upon the parties hereto and their successors, heirs, devisees, assigns, legal representatives, executors and administrators.

16.9 **Construction of Pronouns.** The feminine or neuter of the words "he," "his," and "him" used herein shall be automatically deemed to have been substituted for such words where appropriate to the particular Member executing this Agreement.

16.10 **Amendments.** Amendments to this Agreement may be proposed by the Manager or by Class A Members holding an aggregate of greater than fifty percent (50%) of the aggregate Common Company Percentage held by all Class A Members.

(a) Except as expressly provided otherwise elsewhere herein, a proposed amendment shall be adopted and effective as an amendment to this Agreement upon Manager approval.

(b) In addition to any amendments otherwise authorized herein, the Manager may, without obtaining the consent of the Members, amend this Agreement from time to time:

(i) To cure any ambiguity, to correct or supplement any provision in this Agreement which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement or the Articles, as the case may be, which will not be inconsistent with the provisions of this Agreement or the Articles as the case may be, provided that such amendment does not adversely affect the interests of the Members;

(ii) As necessary in the opinion of counsel to the Company for the allocations of taxable Profit and Loss contained herein to be respected for federal income tax purposes, provided that no such amendment shall materially increase the obligations of the Members hereunder or materially dilute their rights under this Agreement;

(iii) To evidence the admission of additional or substitute Members admitted in accordance with the terms of this Agreement;

(iv) To evidence changes in the Manager; or

(v) Upon advice of counsel that the operations of the Company are in violation of law, to cause this Agreement to comply with law; provided, however, such amendments shall not alter materially the economic objectives of the Company and, further, provided that any amendment to or deletion of any provision shall not in the opinion of the Manager materially reduce the economic return to the Members.

16.11 **Force Majeure.** If any of the parties hereto is delayed or prevented from fulfilling any of its obligations under this Agreement by Force Majeure, said party shall not be liable under this Agreement for said delay or failure. "**Force Majeure**" means any cause beyond the reasonable control of a party, including, but not limited to, act of God, act or omission of civil or military authorities of a state or nation, pandemic disease, epidemic, public health emergency, fire, strike, flood, riot, war, delay of transportation or any other act or omission beyond the reasonable control of a party.

16.12 **Schedules and Exhibits.** Each Schedule and Exhibit to this Agreement is incorporated herein for all purposes.

16.13 **Certificates.** The Company may, but is not required to, issue certificates evidencing ownership of the Company's Units.

16.14 **Benefit/Assignment.** Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns; provided, however, that nothing contained herein shall negate or diminish the restrictions on transfer set forth in this Agreement. This Agreement is intended solely for the benefit of the parties hereto and is not intended to, and shall not, create any enforceable third-party beneficiary rights.

16.15 **Waiver.** Failure by any party to enforce any of the provisions hereof for any length of time shall not be deemed a waiver of its rights set forth in this Agreement. Such a waiver may be made only by an instrument in writing signed by the party sought to be charged with the waiver. No waiver of any condition or covenant of this Agreement shall be deemed to imply or constitute a further waiver of the same or any other condition or covenant, and nothing contained in this Agreement shall be construed to be a waiver on the part of the parties of any right or remedy at law or in equity or otherwise.

16.16 **Business Day.** Should any due date hereunder fall on a Saturday, Sunday, or legal holiday, then such due date shall be deemed timely if given on the first business day following such Saturday, Sunday, or legal holiday.

16.17 **Dispute Resolution.** Any dispute under this Agreement which cannot be resolved by the parties shall be resolved first by submitting dispute to mediation. The mediation shall be conducted by a single mediator chosen under the commercial mediation rules of the American Arbitration Association. If a dispute cannot be resolved by mediation, the aggrieved party may file suit in a court of competent jurisdiction located within Clark County, Nevada. Each party hereto agrees to submit to the personal jurisdiction of Clark County, Nevada.

16.18 **Waiver of Jury Trial.** EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE INCLUDING, BUT NOT LIMITED TO, THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN, COMMON LAW OR ANY APPLICABLE STATUTE OR REGULATIONS. EACH PARTY HERETO ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND TRIAL BY JURY.

16.19 **Language Construction.** The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning, and not for or against any party hereto. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

16.20 **Integrated Agreement.** This Agreement and the agreements referred to herein constitute the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, including, without limitation, the Original Operating

Agreement, and there are no agreements, understandings, restrictions, representations, or warranties among the parties other than those set forth herein or herein provided for.

[Signatures Appear on Following Page]

[Signature Page to Fist Assist Devices, L.L.C. First Amended and Restated Operating Agreement]

      IN WITNESS WHEREOF, this First Amended and Restated Operating Agreement has been executed as of the Effective Date.

MEMBER

_____
Tej M. Singh, M.D., M.B.A.

               FIST ASSIST DEVICES, LLC.

               By: _____

                  Tej M. Singh, M.D., M.B.A.

               Title: Manager

Schedule A

OPERATING AGREEMENT OF
FIST ASSIST DEVICES, L.L.C.

SCHEDULE OF MEMBERS

AS OF MAY 1, 2022

MEMBER	CLASS A UNITS OWNED	PERCENTAGE OF OWNERSHIP INTEREST
Tej M. Singh, M.D., M.B.A.	10,000,000	100%
TOTAL	**10,000,000**	**100%**

EXHIBIT C: ARTICLES OF ORGANIZATION

<table>
<tr><td>**LLC-1**</td><td>**Articles of Organization**
of a Limited Liability Company (LLC)</td></tr>
</table>

2 0 1 3 1 1 2 1 0 0 1 7

To form a limited liability company in California, you can fill out this form, and submit for filing along with:

- A **$70** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you drop off the completed form or document.

Important! LLCs in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

LLCs may not provide "professional services," as defined by California Corporations Code sections 13401(a) and 13401.3.

Note: *Before submitting the completed form,* you should consult with a private attorney for advice about your specific business needs.

FILED
Secretary of State
State of California

MAR 2 2 2013

_____ This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

LLC Name

① Fist Assist Devices, LLC
_____
Proposed LLC Name   The name **must** end with: "LLC," "L.L.C.," "Limited Liability Company," "Limited Liability Co.," "Ltd. Liability Co." or "Ltd. Liability Company;" and **may not** include: "bank," "trust," "trustee," "incorporated," "inc.," "corporation," or "corp.," "insurer," or "insurance company." For general entity name requirements and restrictions, go to www.sos.ca.gov/business/be/name-availability.htm.

Purpose

② The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea Limited Liability Company Act.

LLC Addresses

③ a. 25599 Fernhill Drive   Los Altos Hills, California 94024
     Initial Street Address of LLC   *City (no abbreviations)*   *State*   *Zip*

    b. _____
     Initial Mailing Address of LLC, if different from 3a   *City (no abbreviations)*   *State*   *Zip*

Service of Process (List a California resident or an active 1505 corporation in California that agrees to be your initial agent to accept service of process in case your LLC is sued. You may list any adult who lives in California. You may **not** list an LLC as the agent. **Do not** list an address if the agent is a 1505 corporation.)

④ a. LegalZoom.com, Inc.
     Agent's Name

    b. _____ **CA** _____
     Agent's Street Address (if agent is not a corporation)   *City (no abbreviations)*   *State*   *Zip*

Management (Check only one.)

⑤ The LLC will be managed by:

☐ One Manager   ☐ More Than One Manager   ☑ All Limited Liability Company Member(s)

This form must be signed by each organizer. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of organization.



▶ _____   By: Karla Figueroa, Assistant Secretary, LegalZoom.com, Inc.
   Organizer - Sign here   Print your name here

<table>
<tr><td>Make check/money order payable to: **Secretary of State**</td><td>**By Mail**</td><td>**Drop-Off**</td></tr>
<tr><td>Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.</td><td>Secretary of State
Business Entities, P.O. Box 944260
Sacramento, CA 94244-2600</td><td>Secretary of State
1500 11th Street., 3rd Floor
Sacramento, CA 95814</td></tr>
</table>

Corporations Code §§ 17051, 17052, 17375, Revenue and Taxation Code § 17941
LLC-1 (REV 01/2013)

2013 California Secretary of State
www.sos.ca.gov/business/be